(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

February 16, 2010

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Rutland Square Trust (the trust):

PAS Core Income Fund of Funds
PAS Income Opportunities Fund of Funds
PAS International Fidelity Fund of Funds
PAS International Fund of Funds
PAS Small-Mid Cap Fund of Funds
PAS U.S. Opportunity Fidelity Fund of Funds
PAS U.S. Opportunity Fund of Funds (the funds)

File Nos. (333-109560) and (811-21439)
Post-Effective Amendment No. 14

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 14 to the trust's current effective Registration Statement on Form N-1A under the Securities Act and Amendment No. 16 to the Registrant's Registration Statement on Form N-1A under the Investment Company Act of 1940, as amended (the "1940 Act") (collectively, "PEA No. 14"). This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to a Power of Attorney dated February 14, 2005, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for PAS Core Income Fund of Funds, PAS Income Opportunities Fund of Funds, PAS International Fidelity Fund of Funds, PAS International Fund of Funds, PAS Small-Mid Cap Fund of Funds, PAS U.S. Opportunity Fidelity Fund of Funds, and PAS U.S. Opportunity Fund of Funds. The documents have been modified to reflect amendments made to Form N-1A under the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies Final Rule. This is the first filing of these documents in the amended format. Due to the extent of the modifications made to the prospectuses, these documents have not been tagged to indicate changes made since the last definitive filing. Each fund's SAI has been tagged to indicate modifications made since the last definitive filing.

This filing also serves to update standard disclosure and implement editorial changes.

Pursuant to Rule 485(a), the trust elects an effective date of April 30, 2010. We request your comments by March 18, 2010.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group